Exhibit 99.1

Origin Agritech Announces Receipt of Nasdaq Notice Regarding Minimum Bid Price Requirement

BEIJING, October 30, 2026 (GLOBE NEWSWIRE) -- Origin Agritech Limited (NASDAQ: SEED) ("Origin" or the "Company"), a leading Chinese agricultural technology company, today announced that on October 27, 2026, it received a written notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") stating that, for the last 30 consecutive business days, the closing bid price of the Company’s ordinary shares had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement").

The Notice has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade on The Nasdaq Capital Market under the symbol "SEED."

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until April 26, 2027, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for at least 10 consecutive business days during the compliance period. If the minimum closing bid price is met, Nasdaq will provide written confirmation of compliance, and the matter will be closed. Nasdaq may, in its discretion, require the Company to maintain a closing bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

If the Company does not regain compliance by April 26, 2027, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written Notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period, or if it appears to Nasdaq that the Company will not be able to cure the deficiency, Nasdaq will provide written Notice that the Company’s ordinary shares are subject to delisting. At that time, the Company will be entitled to appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its ordinary shares and will consider available options to regain compliance with the Minimum Bid Price Requirement within the compliance period, which may include, if necessary, effecting a reverse stock split. There can be no assurance, however, that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain compliance with Nasdaq’s other continued listing requirements.

This press release is being issued in accordance with Nasdaq Listing Rule 5810(b), which requires the Company to publicly disclose its receipt of the Notice. The Company will also furnish a copy of this press release to the U.S. Securities and Exchange Commission on Form 6-K.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered at the Origin R&D Center in Songzhuang, Tongzhou, Beijing, is a leading Chinese agricultural technology company. In crop seed biotechnology, Origin Agritech’s phytase corn was the first transgenic corn to receive a Biosafety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline, including products with glyphosate tolerance and Bt (pest resistance) traits. For further information, please visit the Company’s website at https://originagritech.com. The Company also maintains an X account to update investors on Company and industry developments, available at https://x.com/origin_agritech.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s intention to monitor the bid price of its ordinary shares, its plans to regain compliance with the Minimum Bid Price Requirement, the potential for a reverse stock split, the Company’s eligibility for an additional compliance period, and the continued listing of the Company’s ordinary shares on The Nasdaq Capital Market.

Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "may," "target," and similar expressions identify forward-looking statements. These statements involve known and unknown risks and uncertainties, including the market price and trading volume of the Company’s ordinary shares, the Company’s ability to regain and maintain compliance with Nasdaq’s continued listing requirements, the outcome of any action the Company may take to regain compliance, Nasdaq’s discretion in applying its listing rules, regulatory and agricultural policy developments in China, and the Company’s ability to fund and execute its plans. These and other factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement within the compliance period, that the Company will qualify for any additional compliance period, or that the Company’s ordinary shares will remain listed on The Nasdaq Capital Market.

Forward-looking statements are not guarantees of future performance. Origin Agritech undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

For more information, please contact:

Origin Agritech Limited Contact:

Kate Lang (Mandarin/English)

Director of Investor Relations

Phone: +86 186-1839-3368

Email: bing.lang@originseed.com.cn

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com